STARFIELD RESOURCES INC.

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 12, 2004

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation, by management of Starfield Resources Inc. (the "Corporation"), of proxies for the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on November 12, 2004, at McLeod & Company LLP, Suite 300, 14505 Bannister Road S.E., Calgary, Alberta, T2X 3J3, at 11:00 a.m. (Calgary time).

The cost of such solicitation will be borne by the Corporation and will be made primarily by mail. Directors and officers of the Corporation may without special compensation solicit proxies by telephone, telegram or in person.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by inserting the name of the appointed representative in the blank space provided in the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed by the shareholder or by his attorney authorized in writing and delivered to Computershare Investor Services Canada, 600, 530 - 8th Avenue, S.W. Calgary, Alberta T2P 3S8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment of the Meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting or any adjournment of the Meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are each an officer and/or a director of the Corporation, and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote their shares by marking the appropriate box(es) on the proxy form.

The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, the shares will be voted in favour of:

1.	The election of the persons proposed to be nominated as directors;

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2.	The appointment of Loewen, Stronach & Co., Chartered Accountants, as auditors of the Corporation; and

3.	The approval of the Corporation's Incentive Stock Option Plan.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of this Information Circular, the directors and senior officers of the Corporation know of no such amendment, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the Meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the date of this Information Circular 110,207,475 Common Shares without nominal or par value were issued and outstanding.

Each Common Share entitles the shareholder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed October 13, 2004, as the record date for determination of the persons entitled to receive notice of the Meeting. Shareholders of record as of the record date are entitled to vote their Common Shares except to the extent that they have transferred the ownership of any of their Common Shares after the record date, and the transferees of those Common Shares produce properly endorsed share certificates or otherwise establish that they own the Common Shares, and demand, not later than ten (10) days before the Meeting, that their name be included in the shareholder list before the Meeting, in which case the transferees are entitled to vote their Common Shares at the Meeting.

To the knowledge of the management of the Corporation, as of the date of this Information Circular, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting shares of the Corporation carrying more than ten percent (10%) of the voting rights attached to all shares of the Corporation.

As at the date of the Information Circular, the directors and officers of the Corporation, as a group, own beneficially, directly or indirectly, and exercise control or discretion over approximately four point three three percent (4.33%) of the outstanding Common Shares of the Corporation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be

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registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

ELECTION OF DIRECTORS

At the meeting it is proposed that five (5) directors be elected to serve until the next annual and special meeting or until their successors are elected or appointed in accordance with the Business Corporations Act (Alberta) and the By-laws of the Corporation. There are presently five (5) directors of the Corporation.

The following table indicates the names of the nominees for directors, the date each such person first became a director, the principal occupations of each such person during the past five (5) years and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person. The information contained in this table as to the number of Common Shares of the Corporation beneficially owned or controlled, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

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Name, Municipality of Residence and Date First Became a Director	Principal Occupation During Past Five Years	Common Shares Beneficially Owned or Controlled
Glen Joseph Indra (1) North Vancouver, BC November 28, 1997	President of Floralynn Investments Ltd., a private investment company, in N. Vancouver, B.C. since February 1992.	3,531,500
Glen Macdonald (1) Vancouver, BC November 28, 1997	Self Employed Geological Consultant since September 1982, Director of Dynamic Ventures Ltd. from 1995 until March 1998. Director of Golden Quail Resources since May 1989. Director of Advance International Inc. since April 1994.	1,056,000
Henry Giegerich Vancouver, BC January 6, 2000	Professional Mining Engineer, employed by Cominco Alaska Inc. from 1982 to 1987. Director of Viceroy Resources Inc. from August, 1995 to May 2001.	25,000
Robert Maddigan Edmonton, AB September 17, 2003	Professional Engineer, Construction Project Manager, Eastern Russia, Ferguson, Simek & Clark from 1996 - Present; President, Maddigan Consulting, Yellowknife, NWT from 1988 - 1996.	161,680
Ross Glanville (1)(2) Burnaby, BC New nominee	Professional Mining Engineer, President, Ross Glanville & Associates Ltd.	Nil

(1)	Members of the proposed Audit Committee

(2)	Subject to regulatory approval

The shareholders will be asked to consider and, if thought fit, approve the following resolution:

IT IS RESOLVED THAT:

Glen Indra, Glen MacDonald, Henry Giegerich, Robert Maddigan and Ross Glanville be appointed directors of the Corporation, to hold office until they are removed by operation of law or until the Corporation's next annual and special meeting.

In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the appointment of the proposed directors.

STATEMENT OF EXECUTIVE COMPENSATION

There is presently one (1) executive officer of the Corporation. The classification of "executive officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Corporation or a subsidiary who performs a policy-making function for the Corporation whether or not that person is also a director of the Corporation or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Corporation if that person performs the functions of that office on a full-time basis.

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The following summarizes all of the compensation paid by the Corporation to the Corporation's executive officer, and to each of three (3) directors who are not executive officers, for the year ended February 29, 2004. Mr. Glanville was appointed a director of the Corporation after February 29, 2004.

Summary Compensation Table

Name and Principal Position Feb. 29		Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Long Term Incen- tive Plan Payouts ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Rest ricted Share Special Warrants ($)
Glen Indra President, Secretary- Treasurer and Director	2004	$48,000	Nil	Nil	3,182,000	Nil	Nil	Nil
Glen Macdonald Director	2004	Nil	Nil	Nil	1,890,000	Nil	Nil	Nil
Henry Giegerich Director	2004	Nil	Nil	Nil	350,000	Nil	Nil	Nil
Robert Maddigan Director	2004	Nil	Nil	Nil	1,580,000	Nil	Nil	Nil

Plans

The Corporation has a Stock Option Plan (the "Plan") which was approved and adopted by the shareholders on November 28, 1997. Options granted pursuant to the Plan will not exceed a term of five (5) years and are granted at an option price and on other terms which the directors determine are necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's Common Shares are listed for trading.

The number of Common Shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of Common Shares reserved for issuance under the Plan, other employee stock option plans, options for services, and employee stock purchase plans, may not exceed ten percent (10%) of the issued and outstanding Common Shares. In addition, the aggregate number of Common Shares so reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Common Shares.

The optioned Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding ninety (90) days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the applicable consultant. The Plan also provides

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that estates of deceased participants can exercise their options for a period not exceeding one hundred and eighty (180) days following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions previously approved by shareholders and the regulatory authorities, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The following table sets out the incentive stock options which are granted and outstanding as at the financial year ended February 29, 2004:

Name	Securities Under Options/SAR's Granted (#) Previous but still outstanding	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Glen Indra	300,000	-	$0.90	$0.90	March 8, 2007
Glen Indra	542,000	-	$0.50	$0.57	May 4, 2006
Glen Indra	1,340,000	-	$0.40	$0.40	February 14, 2008
Glen Indra	1,000,000	37.7%	$0.25	$0.235	November 18, 2008
Glen Macdonald	150,000	-	$0.90	$0.90	May 8, 2007
Glen Macdonald	740,000	-	$0.50	$0.55	October 24, 2006
Glen Macdonald	1,000,000	22.4%	$0.40	$0.40	February 14, 2008
Robert Krause	88,000	1.0%	$0.50	$0.55	May 4, 2004
Marek Sulinski	65,000	-	$0.50	$0.55	April 11, 2005
Marek Sulinski	35,000	1.2%	$0.50	$0.55	October 24, 2006
Thomas J. Brady	70,000	0.8%	$0.50	$0.57	May 4, 2006
Brian Game	10,000	-	$0.50	$0.57	May 4, 2006
Brian Game	30,000	0.5%	$0.40	$0.50	March 8, 2007
John Nicholson	10,000	-	$0.50	$0.57	May 4, 2006
John Nicholson	30,000	0.5%	$0.40	$0.50	March 8, 2007
Barbara Kelly	10,000	-	$0.50	$0.55	October 24, 2006
Barbara Kelly	15,000	0.3%	$0.40	$0.50	March 8, 2007
Louise Davey	75,000	0.9%	$0.40	$0.50	March 8, 2007
Henry Giegerich	200,000	-	$0.40	$0.50	January 21, 2005
Henry Giegerich	150,000	4.1%	$0.25	$0.235	November 18, 2008
Per Hedblom	450,000	5.3%	$0.40	$0.50	March 8, 2007
Don Weckstein	550,000	6.5%	$0.25	$0.295	January 7, 2009
Robert Maddigan	1,580,000	18.7%	$0.25	$0.235	November 18, 2008
TOTAL # OUTSTANDING	8,440,000

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options/SAR's at FY- End($) Exercisable/ Unexercisable
Glen Indra	Nil	Nil	3,182,000	$337,200
Glen Macdonald	Nil	Nil	1,890,000	$80,000

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Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options/SAR's at FY- End($) Exercisable/ Unexercisable
Louise Davey	Nil	Nil	75,000	$6,000
Marek Sulinski	Nil	Nil	100,000	Nil
Robert Krause	Nil	Nil	88,000	Nil
Henry Giegerich	Nil	Nil	350,000	$50,500
Thomas J. Brady	Nil	Nil	70,000	Nil
Brian Game	Nil	Nil	40,000	$2,400
John Nicholson	Nil	Nil	40,000	$2,400
Barbara Kelly	Nil	Nil	25,000	$1,200
Per Hedblom	Nil	Nil	450,000	$36,000
Don Weckstein	Nil	Nil	550,000	$126,600
Robert Maddigan	50,000	$7,500	1,580,000	$363,400

Directors

Since the incorporation of the Corporation the directors of the Corporation have not been paid cash compensation in their capacity as directors.

Other

The officers and directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties. The aggregate value of all other compensation not described in this Information Circular paid or payable by the Corporation to executive officers of the Corporation was nil.

Compensation

The Corporation has agreed to pay total aggregate cash compensation, comprising consulting fees and management fees, as follows:

Officer	Nature of Services Performed	Estimated Proposed Cash Compensation
Glen Indra	Management	$48,000(1)
TOTAL		$48,000

(1)
Officers or directors are remunerated for their professional services on the basis of commercially competitive rates and, where applicable, in accordance with the compensation recommended by the Association of Professional Engineers and Geoscientists of British Columbia. The Corporation has entered into a management agreement with Mr. Indra and Floralynn Investments Ltd., a corporation wholly owned by Mr. Indra to this end. The management agreement may be terminated at any time with cause, upon three (3) months notice without cause and has a five (5) year term.

CORPORATE GOVERNANCE

As a Tier I Issuer on the facilities of the TSX Venture Exchange Inc., the Corporation is required to disclose certain information respecting its corporate governance practices and processes. The Toronto Stock Exchange Company Manual provides certain guidelines for effective corporate governance. Below is a list of such guidelines summarized from the Company Manual. The Corporation feels it is in compliance with each of these guidelines except where disclosed below.

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(1)
A corporation's board of directors should assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

	(a)	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

	(b)	identification of and implementation of systems to manage the principal risks of the corporation's business;

	(c)	succession planning;

	(d)	a communication policy; and

	(e)	the integrity of internal control and management information systems.

(2)
A corporation's board of directors should contain a majority of individuals who qualify as unrelated directors. It should be the board's obligation to apply the definition of "unrelated director" and disclose the relevant make up of the board on an annual basis. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

The Corporation currently has fifty percent (50%) of its board of directors composed of "unrelated directors". At the conclusion of the Meeting and subject to regulatory approval, the Corporation anticipates having sixty percent (60%) of its board of directors composed of "unrelated directors". The Corporation is continually seeking out qualified "unrelated directors" to sit on its board.

(3)
A corporation's board of directors should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

(4)
A board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

(5)	A corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

This is done on an ad hoc basis. The Corporation has been fortunate to have a great deal of stability in the composition of its board.

(6)	A board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision making.

This is an ongoing procedure within the Corporation.

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(7)	A board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.

The Corporation currently does not compensate its directors for their duties as such.

(8)
Subject to guideline 12, committees of a board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Corporation strives to meet this requirement. In this regard, the committee has recruited a new outside director to be added to the board at this meeting.

(9)
A board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for a corporation's response to these governance guidelines.

(10)
A board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, a board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.

(11)
A board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the "lead director". The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.

(12)
An audit committee should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise". The board should adopt a charter for the audit committee which set out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Corporation's audit committee is currently comprised of Messrs. Indra, Macdonald and Giegerich. The Corporation is actively seeking directors with financial analysis background. Upon his appointment to the board of directors, Mr. Glanville will become a member of the audit committee.

(13)
A board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

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The Corporation has undertaken an extensive review of its corporate governance process and has adopted a formal corporate governance policy in the past fiscal year. A copy of the Corporation's corporate governance policy is attached to this Information Circular as Schedule "A" for informational purposes only.

APPOINTMENT OF AUDITORS

The Management of the Corporation proposes to nominate Loewen, Stronach & Co., Chartered Accountants, as Auditors for the Corporation at a remuneration to be fixed by the directors, to hold office until the close of the next Annual and Special Meeting of the Shareholders or until they are removed from office by the Corporation or resign as provided by law. Loewen, Stronach & Co. have been the Corporation's Auditor since October 15, 1996.

The shareholders will be asked to consider and, if thought fit, approve the following resolution:

IT IS RESOLVED THAT:

Loewen, Stronach & Co., Chartered Accountants, be re-appointed auditors of the Corporation until the next annual and special meeting of shareholders, at a remuneration approved by the board of directors.

In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the ratification of the appointment and re-appointment of the new auditors.

APPROVAL OF INCENTIVE STOCK OPTION PLAN

A copy of the Plan is attached to this Information Circular as Schedule "B". As disclosed previously, the Plan was originally adopted by the shareholders on November 28, 1997. The number of Common Shares allocated to the Plan will be determined by the board of directors from time to time with the restriction that the aggregate number of Common Shares reserved for issuance under the Plan, other employee stock option plans, options for services, and employee stock purchase plans, may not exceed ten percent (10%) of the issued and outstanding Common Shares. Additionally, the aggregate number of Common Shares so reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Common Shares.

The optioned Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding ninety (90) days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one hundred and eighty (180) days following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions previously approved by shareholders and the regulatory authorities, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The disinterested shareholders will be asked to consider and, if thought fit, approve the following resolution:

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IT IS RESOLVED THAT:

The Corporation approve the form of stock option plan in substantially the same form as attached to this Information Circular as Schedule "B", and to ratify, approve and confirm all stock options issued under the terms of the Corporation's stock option plan.

In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of accepting the stock option plan.

FINANCIAL STATEMENTS

A copy of the Corporation's audited financial statements for the year ended February 29, 2004, are attached to this Information Circular as Schedule "C".

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting it is the intention of the individuals indicated in the form of proxy to vote the same in accordance with their best judgment in such matters.

INTEREST OF INSIDERS

The Corporation entered into a management agreement with Mr. Indra and Floralynn Investments Ltd., a corporation which is wholly owned by Mr. Indra on June 16, 1998. Under the terms of this agreement, management services are provided to the Corporation by Mr. Indra and Floralynn Investments Ltd. The management agreement may be terminated at any time with cause, upon three (3) months notice without cause and has a five (5) year term. The agreement has been reviewed on terms and conditions as set out in the original agreement for a period of one (1) year.

APPROVAL AND CERTIFICATION

The contents of this Information Circular, Proxy Statement, and the sending thereof have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true, and plain disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED: October 13, 2004
"Glen Indra"
Glen Indra Chief Executive Officer and Chief Financial Officer

SCHEDULE "A"

STARFIELD RESOURCES INC.

CORPORATE GOVERNANCE MANUAL

1.               OVERVIEW

Starfield Resources Inc. ("Starfield") is committed to adhering to the highest possible standards in its corporate government practices. As set forth in this Corporate Governance Manual, these practices are designed to assist Starfield in the attainment of its corporate goals.

"Corporate Governance" means the process and structure used to direct and manage the business and affairs of the corporation with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management. The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers and communities." ("Where Were the Directors?" - Report of the Toronto Stock Exchange Committee on Corporate Governance in Canada, December 1994, p.7).

The following description of Starfield's corporate governance practices fully complies with the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange (the "TSX"), as amended, and with applicable Canadian legislation and related regulation (collectively, the "Corporate Governance Standards"). 1

Disclosure of Starfield's corporate governance practices is made annually in the management information circular provided in connection with the annual general meeting of shareholders, which circular is available on SEDAR's website at www.sedar.com.

Starfield's Board of Directors (the "Board") annually reviews this Corporate Governance Manual with a view to continuously improving Starfield's corporate governance practices by assessing their effectiveness and comparing them with evolving best practices, standards identified by leading governance authorities and Starfield's changing circumstances and needs.

2.               BOARD OF DIRECTORS

2.1             Composition of the Board

Starfield's Articles of Incorporation, as amended, provide that its Board will consist of a minimum of three and a maximum of twelve directors.

The Corporate Governance and Nominating Committee (the "Governance Committee") annually reviews the size and composition of Starfield's Board and that of its committees to ensure effective decision-making. The Governance Committee also monitors Board membership to ensure the Board functions effectively, taking into consideration Starfield's circumstances and requirements.

Unrelated, Independent directors comprise a majority of Starfield's Board.

In determining whether or not a director is "Unrelated", as that term is defined in the Corporate Governance Standards, the Board considers all relevant facts applicable to a director, including whether or not such director is:

_______________________________________
1 This Corporate Governance Manual complies with the Canadian Corporate Governance Standards as they exist today. This manual will be reviewed by Starfield's Board of Directors, from time to time, to ensure on-going compliance with such standards.

(a)
a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of Starfield, other than interests and relationships solely arising from holding securities in Starfield;

(b)	currently, or has been within the last three years, an officer, employee of or material service provider to Starfield; and

(c)	a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with Starfield.

In order to be considered Independent, a member of the Audit Committee must qualify as such under the applicable Corporate Governance Standards, and as such may not, other than in his or her capacity as a director or member of a Board committee, accept directly or indirectly any fee from Starfield nor be an affiliated person of Starfield.

The Board discloses annually the analysis supporting its conclusion as to which directors qualify as Unrelated and Independent, and a description of the business, family, direct and indirect shareholding or other relationship between each director and Starfield, if any.

In addition, all members of the Audit Committee will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Starfield's financial statements.

2.2             Appointment of Directors

The Governance Committee reviews annually the credentials of nominees for election or re-election as members of the Board. It considers their qualification under applicable law, the validity of the credentials underlying the appointment of each nominee, and, for nominees who are already directors of Starfield, an evaluation of their effectiveness and performance as members of the Board, including their attendance at Board and committee meetings. It then reports its findings to the Board.

In assessing the list of Starfield Board nominees, the Board is guided by the following process:

(a)
based on Starfield's current business plan, the opportunities and risks facing Starfield, and the work carried out by each of the committees of the Board, the Governance Committee identifies the expertise and knowledge that the Board as a whole and its committees require to understand the business, to adequately fulfill their mandates and enhance shareholder value;

(b)
based on the results of the most recent director performance assessment, the Governance Committee identifies any improvement to be made in expertise and knowledge representation to be addressed in the director nomination process;

(c)
based on the improvements to be made as identified by the Governance Committee, and considering Board membership requirements such as those for independence and availability, the Governance Committee conducts a search for the requisite new Board members;

(d)
once potential candidates have been identified, the Governance Committee brings forth to the Board, for consideration and approval, a slate of nominees to consider for appointment as directors of Starfield at the next annual general meeting of shareholders.

The term of office of each director expires at the close of the annual general meeting of shareholders following that at which he or she was elected. Board nominees, as recommended by the Governance Committee and approved by the Board, are put to a vote of shareholders. Should a vacancy occur during the course of the year, the Board may also appoint one or more additional directors, who will hold office for a term expiring not later than the next annual general meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual general meeting of shareholders.

The Board has adopted a policy whereby directors are expected to inform the Board of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board committee. The Board has not deemed it appropriate or necessary to limit the number of terms a director may serve or the number of directorships a director may have, except that directors are expected to provide the Board with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board committee. However, the Governance Committee will apply Board nomination selection criteria, including directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

2.3             Mandate of the Board

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of Starfield's business and affairs, with the objective of increasing shareholder value. Management's role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Business Corporations Act (Alberta) (the "ABCA"), other applicable legislation, and Starfield's Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, with Board committee recommendations subject to Board approval.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following duties and responsibilities:

(a)
with the objective of delivering superior returns to shareholders, adopting a strategic planning process, and thereafter approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account the opportunities and risks of the business, and monitoring the implementation of the business plan by management;

(b)	choosing the President and Chief Executive Officer (the "President and CEO");

(c)	monitoring President and CEO performance taking into consideration Board expectations and fixed objectives, and approving the President and CEO's corporate objectives;

(d)	approving annually President and CEO compensation and ensuring that an appropriate portion of President and CEO compensation is tied to both the short and longer-term performance of Starfield;

(e)	monitoring the size and composition of the Board to ensure effective decision-making;

(f)	ensuring that appropriate structures and procedures are in place so that the Board and its committees can function independently of management;

(g)	providing a source of advice and counsel to management on critical and sensitive problems or issues;

(h)
monitoring and reviewing, as appropriate, Starfield's approach to governance issues and monitoring and reviewing, as appropriate, Starfield's Corporate Governance Manual and policies and measures for receiving shareholder feedback;

(i)	ensuring regular performance assessment of the Board, Board committees, and individual directors;

(j)	approving the list of Board nominees for election by shareholders and filling Board vacancies;

(k)	overseeing the disclosure of a method for interested parties to communicate directly with the non- management directors as a group;

(l)	overseeing the quality and integrity of the Starfield's accounting and financial reporting systems, disclosure controls and procedures, and internal controls including:

	a.	the integrity and quality of Starfield's financial statements and other financial information and the appropriateness of their disclosure;

	b.	external auditors' independence and qualifications;

	c.	the performance of Starfield's internal audit function and of Starfield's external auditors; and

	d.	Starfield's compliance with applicable legal and regulatory requirements.

The non-executive Board members meet before or after every Board meeting without the presence of management. If such group includes directors who are not Unrelated or Independent, an executive session, including only Unrelated, Independent directors, is held at least once a year.

2.4             Board Performance Assessment

The Board has implemented and reviews, from time to time, a process to annually assess the effectiveness of the Board, Board committees, and individual directors. This process is under the supervision of the Governance Committee and comprises the following steps:

(a)
a Board and Committee performance evaluation questionnaire, including an assessment of individual directors, is prepared by the Corporate Secretary and approved by the Governance Committee taking into account current issues, previous year's findings and Board input;

(b)	each questionnaire is sent to every director and a complete set of responses is forwarded to the Governance Committee for review; and

(c)	the Governance Committee then reports to the Board with suggestions to improve the effectiveness of the Board, Board committees and individual directors.

In addition to the above process, Starfield may choose to hire an independent advisor to independently assess or assist the Board in independently assessing the performance of the Board, Board committees, and individual directors.

3.               PRESIDENT AND CHIEF EXECUTIVE OFFICER

3.1             Role

The President and CEO is responsible for the management of Starfield's strategic and operational agenda and for the execution of the Board's resolutions and policies.

The responsibilities of the President and CEO include the following:

(a)	providing strategic orientation by formulating and recommending a business plan to the Board that best uses Starfield's resources to meet Starfield's short-term and long-term objectives;

(b)	managing the business and affairs of Starfield;

(c)	assuming the responsibility for Starfield's day-to-day operations;

(d)
ensuring that Starfield has in place effective disclosure controls and procedures and internal controls capable of providing periodic reports enabling investors to understand Starfield's business and make investment decisions accordingly;

(e)
ensuring that the Board's policies with respect to legal, accounting, ethical, moral, safety, security and environmental standards are met and that Starfield is in full compliance with applicable laws and regulations;

(f)	overseeing the development of corporate governance principles applicable to Starfield;

(g)	taking all reasonable steps to ensure that an open and positive climate exists between Starfield and its stakeholders; and

(h)	serving as Starfield's key spokesperson on all major issues.

(i)	scheduling timing and date for Board of Director Meetings.

Because of the President and CEO's demanding role and responsibilities, the Governance Committee will review any invitation to the President and CEO to join an outside board of directors to ensure that such directorship would not impair the President and CEO's ability to fulfill the responsibilities of the position.

3.2             Objectives and Performance Assessment

The Compensation Committee, together with the President and CEO, develop each year corporate and personal objectives that the President and CEO is responsible for meeting, which objectives are submitted to the Board for review and approval. Every year the President and CEO is assessed against these objectives and all other relevant criteria.

After a review of the President and CEO's performance by the Compensation Committee, the Compensation Committee meet with the President and CEO to discuss the review, and then report to the Board the results of the review and recommendations for Board approval of the President and CEO's objectives for the following year.

4.               CORPORATE SECRETARY

The Corporate Secretary is an officer of Starfield and provides a communication and information link between the Board, management and shareholders, with particular emphasis on the facilitating the flow of information. The Corporate Secretary receives information from management and effectively communicates it to the Board and Board committees for their evaluation, discussion and decision-making. In turn, the Corporate Secretary advises management of any Board and Board committee comments and decisions and is the custodian of the corporate records.

The Corporate Secretary has the following duties and responsibilities:

(a)	arranges, attends at, and maintains the record of all Board meetings;

(b)	advises or arranges for the provision of independent advice to the Board and Board committees on legal and procedural matters;

(c)	completes all Treasury orders ensuring compliance with proper procedures and that Starfield has received full payment for securities; and

(d)	ensures the relevance, on a continuous basis, of Starfield's Articles, By-laws and Corporate Governance Manual.

The Corporate Secretary reports to the President and CEO and is assessed annually on his performance by the President and CEO.

5.               BOARD COMMITTEES

It is Starfield's policy that committees make recommendations to the Board, which has the decision authority. However, the Board may, from time to time, delegate its decision authority or part thereof to a committee or an individual, subject to applicable laws.

The committee structure of the Board includes the following committees: Audit; Corporate Governance and Nominating; and Compensation.

The members of the committees are recommended by the Governance Committee.

5.1	Audit Committee

5.1.1	Membership and Quorum

	(a)	a minimum of three directors;

(b)
only Unrelated, Independent (as that term is defined and subject to the exceptions provide for Audit Committee members under applicable Canadian laws and regulations) directors may be appointed. A member of the Audit Committee may not, other than in his or her capacity as a director or member of a Board committee accept directly or indirectly any fee from Starfield nor be an affiliated person of Starfield;

	(c)	each member must have at least an adequate understanding of Starfield's financial management systems and environment;

	(d)	quorum of majority of members.

5.1.2	Frequency and Timing of Meetings

	(a)	normally one day prior to Starfield Board meetings;

	(b)	at least once per year and as necessary;

	(c)	committee members meet before or after every meeting without the presence of management.

5.1.3	Mandate

The responsibilities of the Audit Committee include the following:

(a)
Review and approve all financial reports against its compliance with both the internal financial management handbook and pertinent accounting standards, including regulatory requirements; reports include all financial statements for AGM, annual report, quarterly reports and prospectus'

(b)	perform oversight financial management functions specifically in the areas of managing credit, market, liquidity, operational, legal, and other risks of Starfield, and crisis management;

(c)	appoint and direct interface functions with external auditors;

(d)	ensure that the accounting and auditing processes, practices, and methodologies adhere to international standards;

(e)	ensure that a transparent financial management system is in place that will ensure the integrity of internal control activities throughout the Corporation.

5.2	Corporate Governance and Nominating Committee

5.2.1	Membership and Quorum

	(a)	a minimum of three directors;

	(b)	only Unrelated, Independent directors may be appointed;

	(c)	quorum of majority of members.

5.2.2	Frequency and Timing of Meetings

	(a)	normally one day prior to Starfield Board meetings;

	(b)	at least once per year and as necessary;

	(c)	committee members meet before or after every meeting without the presence of management.

5.2.3             Mandate

The responsibilities of the Governance Committee include the following:

(a)	monitoring the size and composition of the Board and Board committees to ensure effective decision-making;

(b)
developing, reviewing and monitoring criteria for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience of the Board and Starfield's circumstances and needs;

(c)	identifying candidates qualified to become Board members and selecting or recommending that the Board select the director nominees for the next annual general meeting of shareholders;

(d)	reviewing the performance of the Board, Board committees and Board members;

(e)	assisting the Board in determining Board committee composition;

(f)	reviewing corporate governance principles applicable to Starfield;

(g)	reviewing and monitoring procedures for meeting the Board's information needs;

(h)	reviewing annually Starfield's Corporate Governance Manual;

(i)	ensuring that processes are in place to annually evaluate the performance of the Governance Committee;

(j)	review the performance of the President and CEO; and

(k)	schedule Board meetings on an annual basis.

The Governance Committee will report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

Nothing in the above mandate is intended to assign to the Governance Committee the Board responsibility to ensure Starfield's compliance with applicable laws and regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or members of the Governance Committee.

5.3	Compensation Committee

5.3.1	Membership and Quorum

	(a)	a minimum of three directors;

	(b)	only Unrelated, Independent directors may be appointed;

	(c)	quorum of majority of members.

5.3.2	Frequency and Timing of Meetings

	(a)	normally one day prior to Starfield Board meetings;

	(b)	at least once per year and as necessary;

	(c)	committee members meet before or after every meeting without the presence of management.

5.3.3	Mandate

The responsibilities of the Compensation Committee include the following:

(a)
reviewing corporate goals and objectives relevant to the President and CEO, evaluating the President and CEO's performance based on those goals and objectives and such other factors as the committee deems appropriate and in the best interest of Starfield, and recommending the President and CEO's compensation based on this evaluation, for approval by Independent Board members;

(b)	reviewing the evaluation of executive management's performance and recommending to the Board executive management's compensation;

(c)	examining each element of executive remuneration and reporting annually on compensation practices;

(d)	producing for review and approval by the Board a report on executive compensation for inclusion in Starfield's management information circular;

(e)	ensuring that processes are in place to annually evaluate the performance of the Compensation Committee;

(f)	administration of Stock Option Plan; and

(g)	administration of directors compensation.

A member of the Compensation Committee will attend annual shareholder meetings in order to respond directly to any questions shareholders may have on executive compensation.

The Compensation Committee will report to the Board regularly on its deliberations and annually on the adequacy of its mandate.

Nothing in the above mandate is intended to assign to the Compensation Committee the Board responsibility to ensure Starfield's compliance with applicable laws and regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or members of the Compensation Committee.

6.               DIRECTOR COMPENSATION POLICY

Directors who are executives of Starfield receive no additional remuneration for their services as director.

7.               ACCESS TO MANAGEMENT AND TO EXTERNAL ADVISORS

Board members have full access to executive management. Advice and counsel from directors to executive management occur both in formal Board and Board committee meetings and through informal, individual directors' contacts and discussions with the President and CEO, Corporate Secretary and other members of Starfield's executive management.

The Board relies on the information that management provides to the Board and Board committees. The timelines, quality and completeness of this information is critical to the effectiveness of Board decisions and is monitored by the Board on an ongoing basis. Nonetheless, on occasion, members of the Board may seek legal or expert advice at Starfield's expense from a source independent of management. Hiring of such advisors is subject to Board approval, except as otherwise provided herein with respect to the Audit Committee, Governance Committee and Compensation Committee.

Schedule "B"

STARFIELD COMMUNICATIONS GROUP INC.
(the "Corporation")

STOCK OPTION PLAN (the "Plan")

1.            Purpose of the Plan

                The purpose of the Plan is to assist the Corporation (the "Corporation") in attracting, retaining and motivating directors, key officers, employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire Common Shares in the capital of the Corporation.

2.            Implementation

               The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed and of any governmental authority or regulatory body to which the Corporation is subject.

3.            Administration

               The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4.            Number of Shares Under Plan

                A maximum number of Common Shares equal to ten percent (10%) of the issued and outstanding Common Shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issue under and in accordance with the Plan provided that in no event shall options be granted entitling any single individual to purchase in excess of five percent (5%) of the then outstanding shares in the Corporation. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5.            Eligibility

                Options may be granted under the Plan to any person who is a full-time or part-time director, key officer, full-time or part-time employee or full-time or part-time consultant of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant (a "Participant") under the Plan. The majority of the persons eligible for participation in the Plan may be directors or officers of the Corporation. Subject to the provisions of this Plan, the total number of Optioned Shares to

2

be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise or options, shall be in the full and final discretion of the board of directors.

6.           Terms and Conditions

              (a)          Exercise Price

              The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the Common Shares of the Corporation on the Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed at the time of the grant of the option less the maximum discount permitted under the regulations of The Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed or such other price as may be agreed to by the Corporation and approved by the Alberta Stock Exchange or such other more senior exchange on which the Common Shares are listed.

              (b)          Option Agreement

              All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two (2) directors or officers of the Corporation.

              (c)          Length of Grant

              All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

              (d)          Non-Assignability of Options

              An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Participant and only by the Participant.

              (e)          Right to Postpone Exercise

              Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

              (f)          Exercise and Payment

              Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the Common Shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case my be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

3

              (g)          Rights of Participants

              The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

              (h)          Third Party Offer

              If, at any time when an option granted under the Plan remains unexercised with respect of any Optioned Shares, an Offer to purchase all of the Common Shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

              (i)          Alterations in Shares

              In the event of a share dividend, share spilt, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

              (j)          Termination

              Subject to paragraph 6(k), if a Participant id dismissed as and officer, employee or consultant by the Corporation or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.

              (k)          Disability or Retirement

              Notwithstanding paragraph 6(j) if a Participant ceases to be an officer, employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a)	disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b)	retirement at the normal retirement age prescribed by the Corporation pension plan;

(c)	resignation; or

4

(d)	such other circumstances as may be approved by the board of directors such Participant shall have the right for a period of 90 days from the date of ceasing to be an officer, employee, consultant or director (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be an officer, employee, consultant or director. Upon the expiration of such 90 days period (or such earlier expiry date as provided for in the Option Agreement) all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan.

              (l)          Deceased Participant

              In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period of 180 days from the date of death of the deceased Participant (or such shorter period being, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7.           Amendment and Discontinuance of Plan

              The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

8.           No Further Rights

              Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable rights against the Corporation other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

9.           Compliance with Laws

              The obligations of the Corporation to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants, as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10.          Gender

              The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

SCHEDULE "C"

STARFIELD RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To The Shareholders of Starfield Resources Inc.:

We have audited the balance sheet of Starfield Resources Inc. (An Exploration Stage Company) as at February 29, 2004 and February 28, 2003 and the statements of loss and deficit and cash flows for the years ended February 29, 2004, February 28, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 29, 2004 and February 28, 2003 and the results of its operations and cash flows for the years ended February 29, 2004, February 28, 2003 and 2002 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to Note 13).

"Loewen, Stronach & Co."

Chartered Accountants
Vancouver, BC, Canada
June 25, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in Note 1 (b) to the financial statements. Our report to the shareholders dated June 25, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Loewen, Stronach & Co."

Chartered Accountants
Vancouver, BC, Canada
June 25, 2004

STARFIELD RESOURCES INC.

BALANCE SHEET

FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash	639,837	5,433
Accounts receivable	190,532	206,744
Refundable deposits	35,000	35,000
Prepaid expenses and deposits	163,819	1,050
	1,029,188	248,227
MINERAL PROPERTIES (Note 3)	24,381,058	21,326,644
EQUIPMENT (Note 4)	15,083	20,765
	25,425,329	21,595,636

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	557,380	1,253,342
Large corporate capital tax payable	-	35,186
Current portion of obligation under capital leases	-	4,852
Loans payable (Note 5)	904,000	299,000
	1,461,380	1,592,380

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)	30,625,324	24,989,811
CONTRIBUTED SURPLUS (Note 7)	606,618	558,074
DEFICIT	(7,267,993)	(5,544,629)
	23,963,949	20,003,256
	25,425,329	21,595,636

APPROVED BY THE DIRECTORS:

"Glen Indra"
Glen Indra, Director

"Glen MacDonald"
Glen MacDonald, Director

Seee accompanying notes to financial statements

STARFIELD RESOURCES INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	April 22 1994
	(Inception) to	2004	2003	2002
	February 29,2004	$	$	$

EXPENSES
Consulting fees	1,189,985	295,303	224,673	320,638
Travel and conferences	1,162,539	368,940	359,379	247,932
Rent and office services	871,043	284,349	189,410	162,710
Accounting and legal	629,516	112,211	97,304	115,414
Stock-based compensation	607,358	49,284	558,074	-
Advertising and promotion	513,874	84,815	100,214	158,625
Transfer and regulatory fees	353,775	81,889	73,633	73,750
Computer	337,625	69,909	75,791	109,944
Office	306,217	48,471	64,272	62,575
Investor relations	266,581	93,561	43,000	36,000
Management fees	258,000	48,000	48,000	48,000
Interest and bank charges	231,659	150,138	59,642	(2,765)
Telephone	99,071	16,942	16,726	18,426
Amortization	46,883	5,682	7,924	16,057
Office equipment rent	32,514	13,356	19,158	-
Interest on obligation under capital leases	29,294	1,055	5,563	13,053
Business and property evaluations	28,353	-	-	-
Loss on disposition of capital assets	5,096	-	5,096	-
Interest income	(7,586)	(541)	(309)	(2,814)
LOSS BEFORE THE FOLLOWING:	6,961,797	1,723,364	1,947,550	1,377,545
Write-off of mineral claims	271,010	-	-	-

LOSS BEFORE INCOME TAXES	7,232,807	1,723,364	1,947,550	1,377,545
Large corporate capital tax	35,186	-	22,507	12,679
LOSS	7,267,993	1,723,364	1,970,057	1,390,224
DEFICIT - BEGINNING	-	5,544,629	3,574,572	2,184,348

DEFICIT - ENDING	7,267,993	7,267,993	5,544,629	3,574,572

LOSS PER SHARE		0.0245	0.0379	0.0393

See accompanying notes to financial statements

STARFIELD RESOURCES INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	April 22 1994
	(Inception) to	2004	2003	2002
	February 29, 2004	$	$	$

OPERATING ACTIVITIES
Loss	(7,267,993)	(1,723,364)	(1,970,057)	(1,390,224)
Add non cash items:
Stock-based compensation	607,358	49,284	558,074	-
Amortization	46,883	5,682	7,924	16,057
Loss on disposition of capital assets	5,096	-	5,096	-
Write-off mineral claims	271,010	-	-	-
	(6,337,646)	(1,668,398)	(1,398,963)	(1,374,167)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(190,531)	16,212	(184,317)	40,565
Refundable deposits	(35,000)	-	-	(35,000)
Prepaid expenses and deposits	(163,819)	(162,769)	56,195	52,755
Accounts payable and accrued liabilities	557,380	(695,962)	971,494	(528,092)
Large corporate capital tax payable	-	(35,186)	22,507	12,679
	(6,169,616)	(2,546,103)	(533,084)	(1,831,260)
INVESTING ACTIVITIES
Mineral properties	(22,952,068)	(3,054,414)	(6,506,070)	(5,683,958)
Acquisition of equipment	(22,019)	-	-	(3,000)
	(22,974,087)	(3,054,414)	(6,506,070)	(5,686,958)
FINANCING ACTIVITIES
Repayment of capital leases obligation	(45,044)	(4,852)	(7,483)	(15,683)
Loans payable (repayments)	904,000	605,000	299,000	-
Issuance of shares, units and special warrants, net of issue costs	28,924,584	5,634,773	5,780,324	8,066,158
	29,783,540	6,234,921	6,071,841	8,050,475
INCREASE IN CASH	639,837	634,404	(967,313)	532,257
CASH - beginning	-	5,433	972,746	440,489
CASH - ending	639,837	639,837	5,433	972,746

Notes to statement of cash flow:
1)	Interest and income taxes paid
	Interest paid	253,908	151,193	64,896	10,288
	Income taxes paid	35,186	35,186	-	-
2)	Non-cash financing and investing activities:
	Issuance of capital stock for finder fees	46,150	12,800	33,350	-
	Capital asset disposed of for amount equal to capital lease liability	16,346	-	16,346	-
	Share capital from contributed surplus for exercise of share
	purchase options	740	740	-	-

See accompanying notes to financial statements

STARFIELD RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	OPERATIONS

	a)	Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaged in the exploration and development of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

c)	Restricted cash

Since 1999, the Company has raised a total of $10,883,869 in proceeds from the private placement of flow-through shares. These proceeds could only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of February 29, 2004, all such proceeds raised had been spent.

.../2

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax deductions arising from the exploration expenditures. The amounts of these tax deductions are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

The Company's future policy for subsequent years will be in accordance with Emerging Issues Committee abstract (EIC 146) effective March 19, 2004, on the treatment of future income tax assets and liabilities resulting from the issuance of flow-through shares and renunciation of qualifying expenditures. Under the abstract, future income tax liabilities resulting from the renunciation of qualified mineral expenditures will be recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the timing difference, arising from the renunciations, will be reflected as part of the Company's operating results in the year the expenses are renounced.

	e)	Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

	f)	Equipment and Amortization

Equipment is recorded at cost with amortization provided a diminishing balance as follows:

Computers	30%
Office equipment	20%

In the year of acquisition only one-half the normal rate is applied.

... /3

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

Note 2	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

	g)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

	h)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	i)	Stock-based Compensation Plans

The Company uses the fair value based method. The method defines the value of stock-based compensation plan as the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value as the value of the potential increases to the plan holder at any given time. The estimated time value is amortized based on the vesting period by crediting to contributed surplus and recognized in income as stock-based compensation. The contributed surplus balance is reversed and credited to share capital when the options granted are exercised.

	j)	Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Current assets and current liabilities at exchange rates at the end of the year;
• Other assets at historical rates;
• Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

... /4

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 4 -

Note 3	MINERAL PROPERTIES

		2004	2003
		$	$
Ferguson Lake claims (1)
•	Property acquisition deposit	75,000	75,000
•	Treasury shares issued	1,700,000	1,700,000
•	Annual advance royalty	150,000	125,000
•	Exploration work (3)	22,451,058	19,426,644
		24,376,058	21,326,644
Starfield / Wyn Ferguson Lake project (2)
•	Annual advance royalty	5,000	-

	Total mineral properties costs	24,381,058	21,326,644

(1)	Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)	Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. ("Wyn") entered into an option agreement with Hunter Exploration Group ("Hunter"). Hunter is the recorded and/or beneficial owner of an undivided 100% interest in and to five separate claims located in the Ferguson Lake area, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four years on exploration and development on the property and the payment of advance royalty payments.

In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in the 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000, one-half of the total commitment, in expenditure over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively. The exploration expenditures required to be made are as follows:

Year	Wyn		Starfield	Total

2002	$12,285	$	Nil	$12,285
2003	50,000		Nil	50,000
2004	137,715		200,000	337,715
2005	300,000		300,000	600,000

Totals	$500,000		$500,000	$1,000,000

Upon completion of the above option payments, the Company will have earned a 50% interest in the project. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the NSR for the sum of $500,000. The Company will also have the right to purchase 50% of Wyn's right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

... /5

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 5 -

Note 3	MINERAL PROPERTIES (continued)

(3) Deferred Exploration Work breakdown:

		2004	2003
		$	$
Balance - beginning		19,426,644	12,945,574

•	Personnel	1,617,134	1,538,245
•	Air support including helicopter moves	638,186	1,861,349
	Diamond drilling	255,336	1,963,986
•	Camp support costs including fuel requirements	213,358	733,107
•	Analytical and geophysical services	206,741	286,189
•	Mobilization and demobilization	93,659	98,194
		3,024,414	6,481,070
Balance - ending		22,451,058	19,426,644

Note 4	EQUIPMENT

		2004		2003
	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Computers (1)	36,721	26,014	10,707	3,157
Office equipment (1)	9,461	5,085	4,376	3,824
Computers under capital lease (1)	-	-	-	12,138
Office equipment under capital lease (1)	-	-	-	1,646
	46,182	31,099	15,083	20,765

(1)	During the year, the Company paid out its capital leases, as a result, all computers and office equipment under capital leases were reclassified to computers and office equipment.

Note 5
LOANS PAYABLE

The Company obtained numerous unsecured short-term loans to finance its operations. All loans are repayable within a year, bearing interest at varying rates. During the year, the Company paid a total of $136,626 (2003 - $50,062) interest for its short-term loans at average interest rate at 20% per annum.

Note 6
FUTURE INCOME TAXES

The Canadian Income Tax legislation allows the Company to issue flow-through shares to investors whereby the deductions for tax purposes related to exploration expenditures may be claimed by the investors and not by the Company. When the expenditures are recorded as assets, as mineral properties for the Company, the carrying value may exceed the tax basis as a result of the Company renouncing the deductions to the investors. The cost of future income taxes related to the resulting temporary difference is recorded as a cost of issuing the securities to the investors when the expenditures are renounced.

.../6

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 6 -

Note 6	FUTURE INCOME TAXES (continued)

The Company renounced a total of $10,883,869 to flow-through shares investors since its inception. As of February 29, 2004, the Company has not earned revenues and is considered to be in the exploration stage. Future income tax liability on flow-through shares renounced are offset by future income tax assets. There were no future income taxes recognized on the statements.

	2004	2003

Statutory income tax rate	35.79%	37.79%

Total future income tax assets:
Non-capital losses carried-forward	6,350,314	4,580,645
Cumulative Canadian exploration expenses	11,823,203	10,855,249
Cumulative Canadian development expenses	1,970,000	1,940,000
Other	1,837,683	1,475,555
	21,981,200	18,851,449
Valuation allowance	(11,097,814)	(10,024,040)
	10,883,386	8,827,409

Total future income tax liabilities:
Flow-through expenditures renounced
Balance, beginning	8,827,409	5,922,979
Addition during the year	2,056,460	2,904,430
Balance, ending	10,883,386	8,827,409

Future income taxes assets (liabilities)	-	-

Note 7	SHARE CAPITAL

	2004	2003
	$	$
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
88,715,272 Common shares
(2003 - 59,276,262)	30,625,324	23,577,761

Obligation to issue shares:
Units (1)	-	1,412,050
	30,625,324	24,989,811

.../7

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 7 -

Note 7	SHARE CAPITAL (continued)

During the year issued share capital increased as follows:

	Common Shares		Private Placement Units		Total
	#	$	#	$	$
February 28, 2002	48,222,105	19,209,487	-	-	19,209,487

Subscribed for cash
- Private placements units - net of finder fees (2)
• December 28, 2001 private placement	-	-	41,100	20,500	20,500
• August 02, 2002 private placement	-	-	7,526,194	2,724,062	2,724,062
• December 21, 2002 private placement	-	-	1,028,750	300,482	300,482
• January 24, 2003 private placement	-	-	4,554,445	1,412,050	1,412,050
- Exercise of share purchase options	1,268,500	543,040	-	-	543,040
- Exercise of share purchase warrants	1,189,613	780,190	-	-	780,190
Total before non-cash transactions	2,458,113	1,323,230	13,150,489	4,457,094	5,780,324

Non-cash transactions
- Units conversion (1)
• December 28, 2001 private placement	41,100	20,500	(41,100)	(20,500)	-
• August 02, 2002 private placement	7,526,194	2,724,062	(7,526,194)	(2,724,062)	-
• December 21, 2002 private placement	1,028,750	300,482	(1,028,750)	(300,482)	-
	8,596,044	3,045,044	(8,596,044)	(3,045,044)	-

February 28, 2003	59,276,262	23,577,761	4,554,445	1,412,050	24,989,811

Subscribed for cash
- Private placements units - net of finder fees (2)
• January 24, 2003 private placement	-	-	1,250,000	437,500	437,500
• June 18, 2003 private placement	-	-	7,139,885	1,939,162	1,939,162
• October 15, 2003 private placement	-	-	7,250,000	1,332,875	1,332,875
• November 28, 2003 private placement	-	-	6,984,750	1,257,455	1,257,455
• December 10, 2003 private placement	-	-	1,477,430	398,906	398,906
- Exercise of share purchase options	50,000	12,500	-	-	12,500
- Exercise of share purchase warrants	732,500	256,375	-	-	256,375
	782,500	268,875	24,102,065	5,365,898	5,634,773
Total before non-cash transactions	60,058,762	23,846,636	28,656,510	6,777,948	30,624,584

Non-cash transactions
- Reclassify part of contributed surplus due to
exercise of stock options	-	740	-	-	740
- Units conversion (1)
• January 24, 2003 private placement	5,804,445	1,849,550	(5,804,445)	(1,849,550)	-
• June 18, 2003 private placement	7,139,885	1,939,162	(7,139,885)	(1,939,162)	-
• October 15, 2003 private placement	7,250,000	1,332,875	(7,250,000)	(1,332,875)	-
• November 28, 2003 private placement	6,984,750	1,257,455	(6,984,750)	(1,257,455)	-
• December 10, 2003 private placement	1,477,430	398,906	(1,477,430)	(398,906)	-
	28,656,510	6,778,688	(28,656,510)	(6,777,948)	-
February 29, 2004	88,715,272	30,625,324	-	-	30,625,324

(1)
The Company signed irrevocable agreements and received funds from unit subscribers whereby it had an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers converted their units.

(2)
7,804,665 (2003 - 7,545,450) of the shares are flow-through shares whereby the company renounced $2,056,460 (2003 - $2,904,430) in exploration expenses, transferring the income tax deduction to the shareholders.

.../8

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 8 -

Note 7	SHARE CAPITAL (continued) There were no shares held or released from escrow during the year.

a)	Options

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company's issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb. 28 2003	Granted	Exercised	Cancelled	Balance Feb. 29 2004	Expiration date

May 4, 1999	0.50	88,000	-	-	-	88,000	(1) May 4, 2004
Nov 19, 1999	$0.40	100,000	-	-	100,000	-	Nov 19, 2004
Jan 21, 2000	$0.40	200,000	-	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	-	632,000	May 4, 2006
Oct 24, 2001	$0.50	1,250,000	-	-	465,000	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	800,000	-	-	200,000	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-		-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	-	2,780,000	50,000	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	-	550,000	-	-	550,000	Jan 7, 2009

		5,925,000	3,330,000	50,000	765,000	8,440,000

(1) See subsequent events note 12 b.

b)	Warrants

Share purchase warrants outstanding:

Date of Private Placement renounced	Price	Balance Feb. 28 2003	Granted	Exercised	Expired	Balance Feb 29 2004	Expiration date

Oct 11, 2001	$0.60	2,246,862	-	-	2,246,862	-	Apr 11, 2003
Dec 28, 2001	$0.55	101,250	-	-	101,250	-	Jun 28, 2003
Aug 27, 2001	$0.55	2,401,000	-	-	2,401,000	-	Aug 27, 2003
Aug 1, 2002	$0.75	7,151,195	-	-	7,151,195	-	Oct 23, 2003
Dec 28, 2001	$0.75	3,000,000	-	-	3,000,000	-	Dec 28, 2003
Aug 1, 2002	$0.50	375,000	-	-	375,000	-	Feb 1, 2004
Dec 31, 2002	$0.35	1,028,750	-	732,500	-	296,250	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	-	1,000,000	Aug 27, 2004
Jan 24, 2003	$0.45	-	5,804,445	-	-	5,804,445	Oct 4, 2004
June 18, 2003	$0.45	-	7,139,885	-	-	7,139,885	Mar 19, 2005
Oct 15, 2003	$0.25	-	6,075,000	-	-	6,075,000	Nov 07, 2005
Nov 28, 2003	$0.25	-	6,339,000	-	-	6,339,000	Dec 31, 2005
Dec 10, 2003	$0.40	-	1,477,430	-	-	1,477,430	Feb 28, 2006

		17,304,057	26,835,760	732,500	15,275,307	28,132,010

.../9

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 9 -

Note 7	SHARE CAPITAL (continued)

	c)	Stock based compensation plans

The Company is using fair value based method to measure stock based compensation. Under this method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since January 1, 2002, the Company has granted 6,920,000 share purchase options to employees and non-employees as follows:

Date of Grant	Price	Balance February 28 2003	Granted	Exercised	Balance February 29 2004	Expiration date	Stock-based Compensation Calculated	Sub-total For each year $

Mar 8, 2002	$0.40	800,000	-	-	800,000	Mar 8, 2007	$430,400
Mar 8, 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007	$38,520
Feb 14, 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008	$89,154	$558,074

Nov 18, 2003	$0.25	-	2,780,000	50,000	2,730,000	Nov 18, 2008	$41,144
Jan 7, 2004	$0.25	-	550,000	-	550,000	Jan 7, 2009	$8,140	$49,284

		3,590,000	3,330,000	50,000	6,870,000		$607,358

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company's common shares	42.82%

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Section 3870 of the CICA handbook requires that the total amount of compensation cost recognized for an award of stock-based compensation is based on the number of stock options that are eventually vested. As all stock options granted are immediately exercisable, the related compensation cost of $49,284 (2003 -$558,074) is recognized in the income statement, and the offsetting entry is to shareholders' equity as contribution surplus.

... /10

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 10 -

Note 7	SHARE CAPITAL (continued)

	d)	Contributed Surplus

		2004	2003
		$	$
Balance - beginning		558,074	-
•	Stock options - granted and vested	49,284	558,074
•	Stock options - exercised	(740)	-
		48,544	558,074
Balance - ending		606,618	558,074

Note 8	RELATED PARTY TRANSACTIONS During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	2004	2003
	$	$

Exploration costs:
Consulting fees	-	36,000
Due from related party	-	20,093
Expenses:
Management fees	48,000	48,000

Note 9

EXPLORATION AND DEVELOPMENT EXPENDITURES AND ACCUMULATED LOSSES

Under the current Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resources related exploration and development expenses, carry them forward indefinitely and use them to reduce taxable income in the future.

As of February 29, 2004, the Company has Cumulative Canadian Exploration expenses (CCEE) of $11,823,203 (2002 - $10,855,249) and Cumulative Development expenses (CCDE) of $1,970,000 (2003 -$1,940,000) that can be used to reduce exploration and development taxable income in the future.

The Company has accumulated losses for Canadian income tax purposes of $6,350,314 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

$
2005	34,542
2006	283,644
2007	435,037
2008	835,202
2009	1,577,844
2010	1,379,073
2011	1,804,972
6,350,314

The Company has renounced a total $10,883,869 ($2,056,460 in 2004) of exploration expenses in favour of the investors.

.../11

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 11 -

Note 10	LEASE OBLIGATIONS

a)
The Company leases its head office under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next three years is as follows:

$

Year
- 2005	34,304
- 2006	22,869

b)
The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next five years is as follows:

$

Year
- 2004	42,672
- 2005	42,672
- 2006	42,672
- 2007	42,672
- 2008	3,556

c)
The Company rents its office copier under a 48-month operating lease expiring February 2006. Minimum annual lease payments are $11,052. The minimum obligation under this lease over the next two years is as follows:

$

Year
- 2005	11,052
- 2006	11,052

Note 11	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, refundable deposits and accounts payable  and accrued liabilities, and loans payable. Unless otherwise noted, it is management's opinion that the Company  is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair  value of these financial instruments approximates their carrying value, unless otherwise noted

... /12

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 12 -

Note 12	SUBSEQUENT EVENTS

a)
The Company raised $7,499,881 between March and May 2004 through issuance of 18,749,703 non flow -through private placement units at $0.40 each announced in March 2004. Each unit is comprised of one common share and a share purchase warrant; each purchase warrant together with $0.60 entitles the holder to purchase a further share for a period of twenty-four months. The Company paid finders fees totalling $749,998 of which $600,000 was paid by 1,500,000 units in lieu of cash.

b)
In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to the jointly staked Yath-1-5 claims, under an area of mutual agreement to cover of magnetic anomalies possibly associated with extensions to the Ferguson Lake mineral district. The new properties are held on a 50-50 basis.

c)	In April 2004, the Company received $90,000 pursuant to the exercise of 200,000 share purchase warrants at $0.45 each.

d)	In April 2004, the Company received $12,500 pursuant to the exercise of 50,000 share purchase warrants at $0.25 each.

e)	In May 2004, the Company received $15,625 pursuant to the exercise of 62,500 share purchase warrants at $0.25 each.

f)	In May 2004, the Company received $125,000 pursuant to the exercise of 500,000 share purchase warrants at $0.25 each.

g)	In May 2004, 88,000 May 4, 2004 options @$0.50 each lapsed.

Note 13

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If operations commence, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

b)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

c)	Loan Forgiveness

Under US GAAP, a forgiven loan is classified as an extraordinary item after income from continuing operations.

... /13

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 13 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

d)	Loan payable

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction.Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares' original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. During the year, no common shares were released from escrow (2002 - 1,416,668 shares were released from escrow, representing a compensation expense of $729,584). There are no shares in escrow.

f)	The following summarizes the balance sheet items with material variations under US GAAP:

	2004	2003
	$	$
Mineral property	-	-
Share capital	33,718,248	28,082,735
Additional paid-in capital	771,118	722,574
Deficit	(34,906,475)	(30,128,697)

g)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

		April 22 1994
		(Inception) to	2004	2003	2002
		February 29,2004	$	$	$
Loss under CDN GAAP		(7,267,993)	(1,723,364)	(1,970,057)	(1,390,224)
US GAAP material adjustments:
•	Write-off of mineral property expenditures	(22,952,068)	(3,054,414)	(6,506,070)	(5,683,958)
•	Shares for mineral property	(1,700,000)	-	-	-
•	Reversal of mineral property write-off	271,010	-	-	-
•	Deposit and advances receivable adjustment	(120,000)	-	-	-
•	Compensation expense:
	- Management services	(45,500)	-	-	-
	- escrow share release	(3,092,924)	-	-	(729,584)
•	Interest expense on related party debt	(11,384)	-	-	-
•	Loan forgiveness	12,384	-	-	-

Net loss under US GAAP		(34,906,475)	(4,777,778)	(8,476,127)	(7,803,766)
Loss per share under US GAAP			0.0680	0.1632	0.2206
Weighted average number of shares
under US GAAP			70,241,100	51,906,222	35,370,271

.../14

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 14 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	h)	The following table summarizes the effect on shareholders' equity (deficiency) after considering the US GAAP adjustments:

				Total
	Share	Additional	Accumulated	Shareholders'
	Capital	paid-in	Deficit	equity
		Capital		(Deficiency)
	$	$	$	$

Balance - February 28, 2001	13,506,669	164,500	(13,848,804)	(177,635)

Share capital issued under CDN GAAP	7,444,977	-	-	7,444,977
Loss under CDN GAAP	-	-	(1,390,224)	(1,390,224)
US GAAP material adjustments:
• Premium of escrow shares released	729,584	-	(729,584)	-
• Mineral property write-off	-	-	(5,683,958)	(5,683,958)
Balance - February 28, 2002	21,681,230	164,500	(21,652,570)	193,160
Share capital issued under CDN GAAP	6,401,505	-	-	6,401,505
Contributed surplus under CDN GAAP	-	558,074	-	558,074
Loss under CDN GAAP	-	-	(1,970,057)	(1,970,057)
US GAAP material adjustments:
• Mineral property write-off	-	-	(6,506,070)	(6,506,070)
Balance - February 28, 2003	28,082,735	722,574	(30,128,697)	(1,323,388)

Share capital issued under CDN GAAP	5,635,513	-	-	5,635,513
Contributed surplus under CDN GAAP	-	48,544	-	48,544
Net loss under CDN GAAP	-	-	(1,723,364)	(1,723,364)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,054,414)	(3,054,414)
Balance - February 29, 2004	33,718,248	771,118	(34,906,475)	(417,109)

i)	New Accounting Standards

Under the Securities and Exchange Commission's Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. Recently issued accounting standards are summarized as follows:

U.S. Standards

In January 2003, the FASB issued Interpretation No. (''FIN'') 46 - ''Consolidation of Variable Interest Entities'' (''FIN 46''). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as ''Variable Interest Entities'' (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a ''controlling financial interest'' or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not expect that adoption of FIN 46 will have a material impact on its results from operations or financial position.

.../15

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 15 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

U.S. Standards (continued)

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The amendments are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company does not expect that adoption of SFAS 149 will have a material impact on its results from operations or financial position.

In May 2003, the FASB issued SFAS 150, which aims to eliminate diversity in practice by requiring that mandatorily redeemable instruments, forward purchase contracts, and certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares (e.g., a written put option) be reported as liabilities. The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for (1) instruments entered into or modified after May 31, 2003 and (2) pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The Company does not expect that adoption of SFAS 150 will have a material impact on its results from operations or financial position.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 " Revenue Recognition", which codifies, revises and rescinds certain sections of SAB 101, "revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company does not expect that adoption of SAB 104 will have a material impact on its results from operations or financial position.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105 "Loan Commitments Accounted for as Derivative Instruments", which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 must be applied to loan commitments entered into after March 31, 2004. The Company does not expect that adoption of SAB 105 will have a material impact on its results from operations or financial position.

In March 2004, the PCAOB approved an auditing standard that addresses both the work required to audit internal controls over financial reporting and the relationship between that audit and the audit of financial statements. Auditing standard No. 1 is effective for audits of companies on May 15, 2004.

Canadian Standards

In November 2002 and June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after April 1, 2004. The Company does not expect that adoption of AcG-13 will have a material impact on its results from operations or financial position.

.../16

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 29, 2004

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 16 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

Canadian Standards (continued)

In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14 Disclosure of Guarantees (AcG-14), which is generally consistent with the disclosure requirements in FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, except it does not apply to product warranties. It requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Guideline is applicable to annual and interim periods beginning on or after January 1,2003. The Company does not expect that adoption of AcG-14 will have a material impact on its results from operations or financial position.

In July 2003, the CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The Company does not expect any significant impact on its financial statements with the adoption on March 1, 2004 of these new Sections.

In December 2003, new disclosure requirements fro pensions and other employee future benefits were issued. The new required disclosure include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, and the details of the plan asset by major category. As the Company does not have such plans; therefore, it does not expect that adoption of the new disclosure requirements have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), in harmonized with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special- purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issues Committee Abstract, EIC-146 Flow-Through Shares, which required that the future income tax liability should be recognized, and the shareholders' equity reduced, on the date that the company renounces the flow-through shares tax credits associated with the expenditures. In addition, the Committee noted that the benefits of the loss carryforward to be recognized would have been recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except for the failure to meet the requirement of the "more likely than not" test. The Committee reached a consensus that entities should apply the accounting treatment initiated after the date of issue of the Abstract. The Company is going to apply the recommendation from March 19, 2004.